UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.  2)(1)

Dynabazaar, Inc.
(Formerly known as Fairmarket, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

305158107

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 305158107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sierra Ventures VII, L.P., a California Limited Partnership (“Sierra VII”) 94-3315644

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sierra Ventures Associates VII, LLC, a California Limited Liability Company (“SV Associates”) 94-3315643

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Dynabazaar, Inc (formerly known as Fairmarket, Inc.)
	(b)	Address of Issuer’s Principal Executive Offices 500 Unicorn Park Drive Woburn, MA 01801

Item 2.
	(a)	Name of Person Filing Sierra Ventures Associates VII, LLC, a California Limited Liability Company (“SV Associates”) Sierra Ventures VII, L.P., a California Limited Partnership (“Sierra VII”)
	(b)	Address of Principal Business Office or, if none, Residence 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025
	(c)	Citizenship The entities listed in 2(a) are California limited partnerships.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 305158107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
See rows 5-11 of cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 14, 2004	SIERRA VENTURES ASSOCIATES VII, LLC

	Signature	/s/ MARTHA A. CLARKE ADAMSON
Martha A. Clarke Adamson
Chief Financial Officer

SIERRA VENTURES VII, L.P., A CALIFORNIA LIMITED PARTNERSHIP By Sierra Ventures Associates VII, LLC, its General Partner

	Signature	/s/ MARTHA A. CLARKE ADAMSON
Martha A. Clarke Adamson
Chief Financial Officer

EXHIBIT INDEX

Exhibit		Found on Sequentially Numbered Page
Exhibit A:	Agreement of Joint Filing	8

Exhibit B:	List of Managers of Sierra Ventures Associates VII, LLC	9

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2004, containing the information required by Schedule 13G, for the Shares of the Common Stock of Dynabazaar, Inc., held by Sierra Ventures VII, L.P., a California Limited Partnership.

February 14, 2004

SIERRA VENTURES ASSOCIATES VII, LLC

Signature	/s/ MARTHA A. CLARKE ADAMSON
Martha A. Clarke Adamson Chief Financial Officer

SIERRA VENTURES VII, L.P., A CALIFORNIA LIMITED PARTNERSHIP By Sierra Ventures Associates VII, LLC, its General Partner

Signature	/s/ MARTHA A. CLARKE ADAMSON
Martha A. Clarke Adamson Chief Financial Officer

EXHIBIT B

Managers of Sierra Ventures Associates VII, LLC

Set forth below, with respect to each manager partner of Sierra Ventures Associates VII, LLC is the following:  (a) name; (b) business address and (c) citizenship.

1.	(a)	Peter C. Wendell
	(b)	c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, CA 94025
	(c)	United States Citizen

2.	(a)	Jeffrey M. Drazan
	(b)	c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, CA 94025
	(c)	United States Citizen

3.	(a)	David C. Schwab
	(b)	c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, CA 94025
	(c)	United States Citizen